Exhibit 99.1D
Adevinta ASA (ADE) – Commencement of subscription period for the rights issue
Oslo, 29 October 2019
Further to the stock exchange announcement on 24 October 2019, Adevinta ASA ("Adevinta" or the "Company") will carry out the share issue at par value reserved for the holders of A shares as of 24 October 2019 (the "Rights Issue"). The subscription period will commence today.
Allocation of subscription rights:
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Each holder of A shares in the Company as of 24 October 2019, as registered in the Norwegian Central Securities Depository (the "VPS) on 28 October 2019 (the "Record Date") (the "Eligible Shareholders", have been granted subscription rights (the "Subscription Rights"). The Subscription Rights gives a right to subscribe for new shares in the Company at par value (NOK 0.20).

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Each Eligible Shareholder have been granted one (1) Subscription Right for every A share registered as held in the Company on the Record Date. The Subscription Rights gives the right to subscribe for, and be allocated, one (1) new share in Adevinta for every 81 Subscription Rights held at the end of the subscription period. Over-subscription and subscription without Subscription Rights will not be permitted.

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The grant or acquisition of Subscription Rights and subscription of New Shares by persons resident in, or who are citizens of countries other than Norway, may be affected by the laws of the relevant jurisdiction.

The subscription period for the Rights Issue will commence today at 09:00 hours (CET) on 29 October 2019 to 16:30 hours (CET) on 12 November 2019.
Trading in the Subscription Rights:
The Subscription Rights will be listed and tradable on the Oslo Stock Exchange from 29 October 2019 to 16:30 hours (CET) on 8 November 2019 under the ticker code "ADE T". The Subscription Rights will thus only be tradable during parts of the subscription Period.
Subscription Rights that are not used to subscribe for New Shares before the expiry of the Subscription Period or sold before 16:30 hours (CET) on 8 November 2019 will automatically lapse.
Underwriting:
Skandinaviska Enskilda Banken AB (publ), Oslo branch ("SEB") has committed to subscribe for any New Shares that have not been subscribed for during the Subscription Period for an aggregate amount of up to NOK 760,122.60. SEB will sell the New Shares allocated to it in the market, and the net proceeds of such sale will be distributed to holders of Subscription Rights who have not exercised their rights during the Subscription Period. No payments will be made to shareholders for amounts below NOK 50.

The Subscription Rights will have economic value if the Company's shares trade above the subscription price for the New Shares (NOK 0.20) during the Subscription Period. Eligible Shareholders who do not use their Subscription Rights will experience a dilution of their shareholding in the Company, but may receive monetary compensation through the Underwriting.
The subscription price is NOK 0.20 for each New Share.
Subscription Document:
The subscription procedures for the Rights Issue, and the subscription form, are detailed in the attached subscription document for the Rights Issue ("Subscription Document"). Hard copies of the Subscription Document have also been sent to all Eligible Shareholders with known addresses.
Listing and commencement of trading in the New Shares:
Subject to timely payment of the entire subscription amount in the Rights issue, the Company expects that the share capital increase pertaining to the Rights Issue will be registered with the Norwegian Register of Business Enterprises on or about 22 November 2019 and that the New Shares will be delivered to the VPS accounts of the subscribers to whom they are allocated on or about the same day. The New Shares are expected to be tradable on the Oslo Stock Exchange from and including 25 November 2019.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.
About Adevinta ASA:
Adevinta ASA is the biggest marketplace specialist in Europe. We help our local digital marketplaces thrive through global connections and networks of knowledge. Our marketplaces unlock the full value in every person, place and thing – helping local communities prosper and leaving a positive footprint on the world.
For more information on Adevinta ASA please visit:
www.adevinta.com/
For further information, please contact:
Jo Christian Steigedal
Investor Relations
E-mail: ir@adevinta.com
IMPORTANT NOTICE TO U.S. SHAREHOLDERS
The share collapse and rights issue described in this document involve securities of a foreign company. The share collapse and rights issue are subject to disclosure requirements of a foreign country that are different from those of the United States.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.